SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15/A

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-00542


                                 Grossman's Inc.
             (Exact name of registrant as specified in its charter)


                        90 Hawes Way, Stoughton, MA 02072
                                 (781) 297-3300
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)


                          Common Stock, $.01 Par Value

            (Title of each class of securities covered by this Form)


                                      None
              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                 |X|           Rule 12h-3(b)(1)(ii)      |_|
Rule 12g-4(a)(1)(ii)                |_|           Rule 12h-3(b)(2)(i)       |_|
Rule 12g-4(a)(2)(i)                 |_|           Rule 12h-3(b)(2)(ii)      |_|
Rule 12g-4(a)(2)(ii)                |_|           Rule 15d-6                |_|
Rule 12h-3(b)(1)(i)                 |X|

     Approximate number of holders of record as of the certification or notice date: Less than 300

     The issuer filed its original Form 15 on December 23, 1997, based upon the effectiveness of a Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code (the "Plan"). The Plan provided that as of the effective date, the class of securities of the Registrant that was registered under
Section 12(g) of the Securities Exchange Act of 1934, as amended, would be cancelled and shares of new common stock would be issued to certain creditors of the Registrant. There are less than 300 such creditors. The Bankruptcy Court for the District of Delaware confirmed the Plan on December 9, 1997, and set the effective date as the eleventh day after the confirmation date, calculated in accordance with Bankruptcy Rule 9006, provided certain conditions had been satisfied. After the filing of the Form 15, it was determined that all of the conditions were not fully satisfied until January 19, 1998. Accordingly, the issuer hereby withdraws its original Form 15 and files this Form 15/A to reflect the effective date of the Plan.

     Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                          GROSSMAN'S INC.


DATE: February 26, 1998               By: /s/ Thomas A. Ford
                                          -----------------------------
                                          Thomas A. Ford
                                          President and Chief Executive Officer